August 24, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3651
Attention:  Mr. Lyn Shenk, Branch Chief

RE:	SCHAWK, INC.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2011
FILED MARCH 6, 2012
FILE NO. 001-09335
FORM 10-Q FOR QUARTERLY PERIOD ENDED MARCH 31, 2012
FILED MAY 2, 2012
FILE NO. 001-09335

Dear Mr. Shenk:

Schawk, Inc. (the “Company”) hereby submits the following responses to the comments contained in the letter from Lyn Shenk of the Staff of the Securities and Exchange Commission (the “Commission”) dated August 3, 2012 (the “Comment Letter”) with respect to the above-referenced filings.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1.
We note that cost of sales is material to your results but you do not provide a discussion and analysis of this line item.  Please revise your disclosure to provide a direct comparative discussion and analysis in addition to your current disclosure which is made in the context of gross profit.  Your disclosure should quantify and analyze the impact of each (and not netted) significant component of cost of sales that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons.  In this regard, we believe materiality should be assessed in relation to operating income.  This disclosure should be presented in a manner to allow investors to discern the relative contribution of each component cited to the total change in cost of sales (i.e., quantify the component).  In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified and discussed (and not netted).  We also believe that these disclosures, in particular in regard to underlying reasons for material changes in cost of sales, are appropriate at the segment level when a change in a cost of sales of a segment materially impacts the segment’s measure of profit or performance.  In this regard, we believe you should quantify cost of sales and material components therein associated with each segment to enable

U.S. Securities and Exchange Commission
Division of Corporate Finance
August 24, 2012

investors to understand its magnitude and relative impact on each segment’s results.  Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure.

In response to the Staff’s comment, in future filings, we will enhance and expand our disclosures regarding Cost of Sales in the Results of Operations section of Management’s Discussion and Analysis in Item 7 and will quantify the significant components of Cost of Sales that cause this line item to materially vary (or not to vary when expected to) between comparative periods. For example, the additional disclosures, shown in italics, relating to Cost of Sales would be as follows:

Cost of sales was $292.3 million, or 64.2 percent of sales, in 2011, an increase of $10.2 million, or 3.6 percent, from $282.1 million, or 61.2 percent of sales, in 2010. The increase during 2011 was principally due to an increase in labor costs and fringe benefits, from $177.9 million in 2010 to $192.0 million in 2011, an increase of $14.1 million, reflecting the Company’s recent acquisitions and expansion of client service offerings. The increase in labor and fringe benefits in 2011 was partially offset by a decrease in production services purchased from outside contractors, from $37.1 million in 2010 to $30.9 million in 2011, a decrease in expense of $6.2 million.

In addition, in future filings the Company will add a Cost of Sales line to each Segment Results of Operations table presented in Management’s Discussion and Analysis in Item 7 and will discuss the components of cost of sales that contribute to material changes (or the absence of such expected changes) in the cost of sales at the segment level, period-over-period consistent with the consolidated disclosures (above).

Such additional disclosure will be provided in the Results of Operations section of Management’s Discussion and Analysis in Item 7 for our annual report on Form 10-K for the year ending December 31, 2012 and future quarterly and annual filings thereafter.

Income tax provision, page 27

2.
Please tell us the change in circumstances that enabled the release of $6.4 million of certain valuation allowances discussed on page 27, and why you believe that the associated tax assets are now more likely than not to be realized.  In so doing, tell us when the valuation allowance was established, the tax assets to which attributed and the circumstances supporting the establishment of the allowance.

In response to the Staff’s comment, a discussion of the change in circumstances leading to release of valuation allowances is provided below:

On a quarterly basis, the Company analyses documentation for each subsidiary, or jurisdiction in those cases where multiple subsidiaries file their taxes collectively, evaluating all available positive and negative evidence, to assess whether a change in the valuation allowance over existing deferred tax assets is needed.  Subsidiaries which are in transition, either with improving or declining financial performance, are closely monitored to ensure that changes impacting the valuation allowance are reflected in the appropriate quarter throughout the reporting period.  Management reviews the following items:

•	36 month fiscal year-based cumulative GAAP pre-tax income or loss
•	Current year forecasted compared to actual results
•	Quarterly business reviews and discussions with local management
•	Significant factors such as new client contracts or business restructurings, which may impact future results
•	Tax planning strategies that are considered prudent and feasible, to the extent available
•	Current tax paying position
•	Forecasted future profits by legal entity using projections that are internally-consistent across the organization (e.g., those used for goodwill impairment review purposes, etc.)

U.S. Securities and Exchange Commission
Division of Corporate Finance
August 24, 2012

Australia

The Company acquired its first Australian operation in 2005 and added to this business base with subsequent acquisitions in 2007 and 2008.  In 2008, the Company reported a significant loss in its Australian subsidiaries.  Based on this significant negative evidence related to a three year cumulative loss position at December 31, 2008 and the absence of significant positive evidence to refute the need for a valuation allowance, management determined that a valuation allowance on the deferred tax assets of the Australian subsidiaries was required to be established during that period. The deferred tax assets of the Australian subsidiary consisted primarily of net operating loss (“NOL”) carryforwards, fixed asset and intangible asset basis differences, and accrued liabilities (accrued vacation, bonuses, etc.). The valuation allowance release relating to the Australian business amounted to $1.8 million out of the $6.4 million released in 2011.

Subsequent to the 2007 and 2008 acquisitions, the Australian group continued to restructure its operations to integrate the acquisitions, including a change in management in 2010, resulting in forecasted improvements in its operating results in the future.  During the year ended December 31, 2011, the Australian subsidiaries ended the year with positive results and ceased to be in a 36 month cumulative loss position at December 31, 2011.  During the first three quarters of 2011, the Australian subsidiaries operated at breakeven or low levels of profitability.  During the fourth quarter of 2011, the Australian subsidiary was awarded a significant new contract and was anticipating the renewal of an existing contract which would provide stable revenues to support its operating cost base, and will drive profitability in future years

In filing its 2010 annual tax return in the fourth quarter of 2011, the Australian subsidiaries generated positive taxable income for the first time since the valuation allowance was established and utilized $1.34 million of its historical NOL carryforward.  Additionally, based on the Australian subsidiaries’ 2011 income, the Company was in a taxable income position and expected to utilize an additional $0.75 million of its NOL carryforward for these subsidiaries. With the increase in profitability, the Company now expects that its Australian subsidiaries’ will utilize all NOL carryforwards by the end of 2016.

Based on evaluating all positive and negative evidence on a quarterly basis, the Company's management determined that the deferred tax assets were more likely than not to be realized in the future and that a valuation allowance release in the fourth quarter of 2011 was appropriate.

United Kingdom (“UK”)

Schawk acquired its UK operations in 2004 and 2005, at which time the subsidiaries had substantial deferred tax assets consisting of net operating losses, capital losses and Advance Corporation Tax credit carryforwards.  The UK tax rules allow for the sharing of certain deferred tax assets (referred to as “group relief”). However, many of the deferred tax assets are restricted from being shared against the profits of other UK subsidiaries and can only be used against the profits of the subsidiary that generated the attribute.  In 2005 purchase accounting, all deferred tax assets for the UK subsidiaries were fully valued with the exception of Schawk UK Ltd., the primary operating company in the UK.

During 2008, Schawk UK Ltd. reported a significant loss, resulting in a three-year cumulative loss at December 31, 2008.  Based on this significant negative evidence related to the three year cumulative loss position and the absence of significant positive evidence to refute the need for a valuation allowance, management determined that a valuation allowance on the deferred tax assets of Schawk UK Ltd. was required.  The deferred tax assets consisted of NOL and Advance Corporation Tax carryforwards, fixed asset and intangible asset basis differences, and accrued liabilities (accrued pension and restructuring costs, etc.). The valuation allowance release relating to the UK businesses amounted to $4.0 million out of the $6.4 million released in 2011.

During 2009 and 2010, a new management team was hired which resulted in restructuring activities to align its cost structure with its revenue base.  For the year ended December 31, 2011, Schawk UK Ltd. was forecasted to be out of a three-year cumulative loss position, having reaped the benefits of its sustained revenue growth and cost reductions.

 U.S. Securities and Exchange Commission
Division of Corporate Finance
August 24, 2012

Management monitored actual to forecasted results through the first half of 2011.  With the award of additional client contracts in third quarter of 2011, management concluded with confidence that sufficient positive evidence existed to sustain the improved profitability of Schawk UK Ltd.  The valuation allowance of $4.0 million was released in the three months ended September 30, 2011.  Management’s conclusion was confirmed with the reporting of full 2011 actual results.

In filing its 2009 and 2010 tax returns, the UK subsidiaries generated positive taxable income and began to utilize their historical NOL carryforward.  Additionally, with the increase in its revenue base from new client contracts, the Company now expects that Schawk UK Ltd. will utilize all of its NOL carryforwards by the end of 2013.

Based on evaluating all positive and negative evidence on a quarterly basis, the Company's management determined that the deferred tax assets were now more likely than not to be realized in the future and that a valuation allowance release in the third quarter of 2011 was appropriate.

In addition, in response to the Staff’s comment, in future filings, we will include a discussion of management’s analysis leading to the release of any material valuation allowances if and when these occur.

Cash provided by operating activities, page 33

3.
Please provide a comparative analysis of cash provided by operating as well as investing and financing activities between the earliest two periods presented in the statement of cash flows, for example 2010 and 2009.

In response to the Staff’s comment, in future Form 10-K filings, we will add a comparative analysis of cash provided by operating as well as investing and financing activities for the two earliest periods presented in the statement of cash flows, in addition to the existing disclosure for the two most recent years.

4.
Please discuss the factors that directly affected cash to cause the decrease in cash provided by operating activities for 2011 when compared to 2010.  As disclosed, it is not clear how or why a decrease in net income, prepared on the accrual basis of accounting, noncash items and changes in balance sheet amounts for current assets and current liabilities, contribute to a variance in cash.  For example, an increase in accounts receivable due to increased sales does not directly affect cash, whereas relative collection levels of accounts receivable associated with comparative sales activity or other credit factors (such as changed collection policies, changes in the number of days in receivables and other relevant rations, etc.) do.  In regard to current assets and current liabilities, discuss which directly contributed to the variance and underlying factors causing such impact.  The purpose of the analysis is not to convert your reporting of cash flows of operating activities from the indirect method to the direct method but to give investors a better understanding of the material factors within your operating activities that actually impacted cash.

In response to the Staff’s comment, we note that the following factors caused the decrease in cash provided by operating activities for 2011 when compared to 2010:

Cash provided by operating activities was $9.5 million in 2011 compared to $49.0 million in 2010, representing a decrease of $39.5 million. The decrease in net income to $20.6 million for 2011 compared to net income of $32.4 million for 2010, a year-over-year decrease of $11.8 million, contributed to the reduction of cash provided by operating activities. The remainder of the decrease in cash provided by operating activities was primarily related to changes in operating assets and liabilities that reduced operating cash by $30.9 million during 2011. The major component of the change in operating assets and liabilities during 2011 was a decrease in trade accounts payable, accrued expenses and other liabilities of $24.4 million, which included a $6.9 million decrease in trade accounts payable related to the timing of vendor payments at each respective year-end, a $7.0 million payment of a multi-

 U.S. Securities and Exchange Commission
Division of Corporate Finance
August 24, 2012

employer pension withdrawal liability during 2011 that was incurred and recorded as part of net income in a prior period, a $3.4 million decrease in certain acquisition-related liabilities and a $2.3 million decrease in the Company’s vacant property reserves, due in part to the Company’s reoccupation of leased space previously vacated.

In addition, in response to the Staff’s comment, in future filings, we will expand our discussion related to changes in cash provided by operating activities to enhance the reader’s understanding of how changes in cash provided by operating activities contribute to the variance in cash for the periods presented.

Contractual Obligations, page 36

5.           Please describe the type or nature of the “purchase obligations” expected to be incurred.

In response to the Staff’s comment, in future filings, we will add a footnote disclosure related to purchase obligations to the contractual obligations table in future 10-K filings.  As of December 31, 2011, the footnote disclosure related to purchase obligations would read as follows:

Purchase obligations consist primarily of commitments relating to software maintenance, software hosting, consulting fees, and other purchase commitments.

Notes to Consolidated Financial Statements

Note 18:  Segment and Geographic Reporting, page 71

6.
Please provide the information required by ASC 280-10-50-40.  In this regard, it appears that you should report revenues for your four core competencies: graphic services; brand and package strategy and design; digital promotion and advertising; and software.

In response to the Staff’s question, we respectfully note that ASC 280-10-50-40 states the following:

“A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

Management reviews the Company’s financial performance primarily by geographic area, specifically, the Americas, Europe, and Asia-Pacific.  Resource allocations are based upon future investment plans and performance metrics in these areas.  The Company does not prepare financial information that delineates the Company’s operations based on the four core competencies of the business: graphic services; brand and package strategy and design; digital promotion and advertising; and software.  Furthermore, the Company’s operating and financial reporting systems are not configured to collect financial information for each of these four competencies as such information is not used by management to run the business.

It is noted that three of our core competencies (graphic services; brand and package strategy and design; and digital promotion and advertising) are combined into 96 percent of the Company’s revenues in this disclosure.  This is due to the fact that, because of the nature of our business, we would be unable to accurately distinguish between these three service offerings.  There is significant overlap among these services at a given location, which makes it impracticable to accurately bifurcate revenues by graphic services, brand and package strategy and design, or digital promotion and advertising.  Software sales can easily be differentiated given its unique service offering.  However, the Company does alternatively report revenues from external customers by market channel, i.e. consumer products packaging, advertising and retail, and entertainment, which is disclosed in the Results of Operations section of Management’s Discussion and Analysis in Item 7.

U.S. Securities and Exchange Commission
Division of Corporate Finance
August 24, 2012

Given the financial system limitations noted above and the process by which management reviews the financial performance of the Company, in future filings, we will add the following additional sentence, in italics, in the current Segment and Geographic Reporting footnote paragraph to comply with ASC 280-10-50-40.

The Company’s service offerings include strategic, creative and executional services related to four core competencies: graphic services, brand strategy and design, digital promotion and advertising, and software.  Graphic services, brand strategy and design and digital promotion and advertising represented approximately 96 percent of the Company’s revenues in 2011, with software sales representing the remaining 4 percent.  The nature of our core service offerings creates significant overlap across competencies such that it is impracticable to report revenues for each of our service offerings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Item 1.  Consolidated Financial Statements, page 3

7.
We note that you present the components of comprehensive income in note 4 to the financial statements.  Please present the components of comprehensive income in a financial statement pursuant to ASC 220-10-45-1A or 1B as appropriate.

In response to the Staff’s comment, we believe that our interim reporting on Form 10-Q is consistent with the requirements of FASB ASC 220, as modified by ASU 2011-05 and ASU 2011-12.

In response to the Staff’s question, we respectfully note that FASB ASC 220-10-45-18 states:

“Subtopic 270-10: clarifies the application of accounting principles and reporting practices to interim financial information, including interim financial statements and summarized interim financial data of publicly traded companies issued for external reporting purposes.  An entity shall report a total for comprehensive income in condensed financial statements of interim periods in a single continuous or in two consecutive statements.”

In compliance with ASC 220-10-45-18, we reported a total for comprehensive income in a single continuous statement.  Please reference the Consolidated Statements of Comprehensive Income on page 4 of Form 10-Q for the required interim disclosure.  Further, we will present in our Form 10-K for the year ended December 31, 2012 the components of comprehensive income in a financial statement pursuant to ASC 220-10-45-1A or 1B.

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
Division of Corporate Finance
August 24, 2012

We believe the foregoing provides a complete response to the Comment Letter, but please do not hesitate to contact the undersigned with any questions or comments.
Sincerely,

/s/John B. Toher____
John B. Toher
Vice President and
Corporate Controller